February 4, 2013	News Release 13-07

SILVER STANDARD PROVIDES OPTION PURCHASE NOTICE AND NOTICE OF CONVERTIBILITY OF ITS 4.5% CONVERTIBLE SENIOR NOTES DUE 2028

VANCOUVER, B.C. -- Silver Standard Resources Inc. (“Silver Standard” or the “Company”) (NASDAQ: SSRI, TSX: SSO) announces that in accordance with the terms of the indenture governing the Company’s 4.5% Convertible Senior Notes due 2028 (“Notes”), the Company has issued an option purchase notice to the holders of the Notes advising of their rights to require the Company to purchase the Notes at 100% of the principal amount on March 1, 2013. The Company has also notified the holders of the Notes of their rights to alternatively surrender the Notes for conversion until the close of business on February 28, 2013. The Notes may be converted under the provisions of the indenture regarding conversion during specified periods at the applicable conversion price, which is currently $43.33 per share.

To convert a Note, a holder must (1) complete and sign a conversion notice, with appropriate signature guarantee, on the back of the Note, (2) surrender the Note to The Bank of New York Mellon, as conversion agent, (3) furnish appropriate endorsements and transfer documents if required by The Bank of New York Mellon, (4) pay the amount of interest, if any, the Holder must pay in accordance with the indenture governing the Notes, and (5) pay any tax or duty if required pursuant to the indenture governing the Notes. A holder of Notes may convert a portion of a Note if the portion is $1,000 principal amount or an integral multiple of $1,000 principal amount.

The address of The Bank of New York Mellon is:

Corporate Trust Department
Reorganization Unit
111 Sanders Creek Parkway
East Syracuse, NY 13057
Attn: Adam DeCapio

SOURCE: Silver Standard Resources Inc.

Contact:
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. Toll Free: (888) 338-0046
All others: (604) 484-8216
E-mail: invest@silverstandard.com

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